UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §
240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 2)*

Staffing 360 Solutions, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

852387505
(CUSIP Number)

Satvinder Singh

Rscube Investment, LLC

24 Hayhurst Drive

Newtown, PA 18940

(732) 915-5937

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 25, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This Amendment No. 2, dated August 28, 2023, reflects more than a 1% change in beneficial ownership, which amends and supplements that certain Schedule 13D, dated August 10, 2023 and that certain Amendment No. 1 to Schedule 13D, dated August 18, 2023.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Rscube Investment, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power - 0 -
	8	Shared Voting Power 642,342
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 642,342
11	Aggregate Amount Beneficially Owned by Each Reporting Person 642,342
12	Check if the Aggregate Amount in row (11) Excludes Certain Shares ☐
13	Percent of Class represented by Amount in Row (11) 14.9% [1]
14	Type of reporting person OO (Limited Liability Company)

1 The percentages reported in this Schedule 13D are calculated based upon the 4,311,020 shares of common stock outstanding as of May 19, 2023, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission on May 19, 2023.

1	Names of Reporting Persons Satvinder Singh
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power - 0 -
	8	Shared Voting Power 642,342
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 642,342
11	Aggregate Amount Beneficially Owned by Each Reporting Person 642,342
12	Check if the Aggregate Amount in row (11) Excludes Certain Shares ☐
13	Percent of Class represented by Amount in Row (11) 14.9% [1]
14	Type of reporting person IN

1 The percentages reported in this Schedule 13D are calculated based upon the 4,311,020 shares of common stock outstanding as of May 19, 2023, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission on May 19, 2023.

1	Names of Reporting Persons Anil Sharma
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power - 0 -
	8	Shared Voting Power 642,342
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 642,342
11	Aggregate Amount Beneficially Owned by Each Reporting Person 642,342
12	Check if the Aggregate Amount in row (11) Excludes Certain Shares ☐
13	Percent of Class represented by Amount in Row (11) 14.9% [1]
14	Type of reporting person IN

1 The percentages reported in this Schedule 13D are calculated based upon the 4,311,020 shares of common stock outstanding as of May 19, 2023, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission on May 19, 2023.

The following constitutes the Schedule 13D filed by the undersigned (this “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.00001 per share (the “Shares”), of Staffing 360 Solutions, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 757 3rd Avenue, 27th Floor, New York, New York 10017.

Item 2.	Identity and Background.

(a) This statement is filed by Rscube Investment, LLC, a Delaware limited liability company (“Rscube”), Satvinder Singh, an individual natural person (“Mr. Singh”), and Anil Sharma, an individual natural person (“Mr. Sharma”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Mr. Singh beneficially owns 50% of the outstanding Shares of Rscube. Mr. Sharma beneficially owns the remaining 50% of the outstanding Shares of Rscube. Accordingly, for purposes of this Schedule 13D, each of Rscube, Mr. Singh and Mr. Sharma may be deemed to beneficially own the Shares owned directly by Rscube.

(b) The principal business address of Rscube is 24 Hayhurst Drive, Newtown, PA 18940. The principal business address of Messrs. Singh and Sharma is 8251 Greensboro Drive, McLean, VA 22102.

(c) The principal business of Rscube is holding securities for the account of Messrs. Singh and Sharma. Messrs. Singh and Sharma are principally employed by 22nd Century Technologies, Inc., a New Jersey corporation (“22nd Century”). The principal business address of 22nd Century is 22nd Century Technologies, Inc., 8251 Greensboro Drive, McLean, VA 22102. 22nd Century is an information technology service integrator and workforce solution company.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Rscube is a limited liability company organized under the laws of the State of Delaware. Each of Messrs. Singh and Sharma is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

During the period from July 12, 2023 to August 25, 2023, Rscube invested $544,346.60 in Shares of the Issuer. The source of these funds was the working capital of Rscube.

Item 4.	Purpose of Transaction.

This filing is to reflect the change in ownership through purchases.

The Reporting Persons purchased the Shares for investment purposes. The intent of the Reporting Persons is to influence the policies of the Issuer and assert stockholder rights, with a goal of maximizing the value of the Shares.

Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more officers of the Issuer and/or one or more members of the Board of Directors of the Issuer, and/or one or more representatives of the Issuer regarding the Issuer, including, but not limited to its business, management, operations, assets, capitalization, financial condition, governance, strategy and future plans. These discussions may include ideas that, if effectuated, may result in any of the following: a sale or transfer of a material amount of assets of the Issuer, a merger and/or changes in the Board of Directors of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) See Items 11 and 13 on the cover pages to this Schedule 13D for the aggregate number and percentage of the class of securities identified pursuant to Item 1 owned by each Reporting Person.

(b) Number of shares as to which each Reporting Person has:

i. Sole power to vote or to direct the vote: See Item 7 on cover pages to this Statement.

ii. Shared power to vote or to direct the vote: See Item 8 on cover pages to this Statement.

iii. Sole power to dispose or direct the disposition: See Item 9 on cover pages to this Statement.

iv. Shared power to dispose or direct the disposition: See Item 10 on cover pages to this Statement.

(c) See Schedule A attached to this Schedule 13D.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto. A copy of this agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated August 28, 2023	RSCUBE INVESTMENT, LLC

	By:	/s/ Anil Sharma
Anil Sharma, Chief Executive Officer

/s/ Satvinder Singh
Satvinder Singh

/s/ Anil Sharma
Anil Sharma

  Schedule A

Transactions in the Shares in the Past Sixty (60) Days

Nature of the Transaction Securities	Amount Purchased / (Sold)	Price ($)	Date of Purchase / Sale
Common Stock	6,703	0.661444	7/12/2023
Common Stock	157,779	0.732754	7/13/2023
Common Stock	31,001	0.799004	7/14/2023
Common Stock	15,217	0.796012	7/17/2023
Common Stock	26,670	0.743241	7/31/2023
Common Stock	13,440	0.781174	8/1/2023
Common Stock	17,528	0.790034	8/2/2023
Common Stock	2,201	0.79701	8/3/2023
Common Stock	32,002	0.83503	8/4/2023
Common Stock	5,985	0.88476	8/7/2023
Common Stock	4,656	0.891592	8/8/2023
Common Stock	10,785	0.90	8/9/2023
Common Stock	6,237	0.90	8/10/2023
Common Stock	7,645	0.899902	8/14/2023
Common Stock	14,093	0.890935	8/15/2023
Common Stock	4,971	0.90	8/16/2023
Common Stock	96,720	0.90	8/17/2023
Common Stock	17,572	0.89995	8/18/2023
Common Stock	3,206	0.90	8/21/2023
Common Stock	19,543	0.90	8/22/2023
Common Stock	10,891	0.89997	8/23/2023
Common Stock	1,326	0.90	8/24/2023
Common Stock	136,171	0.899457	8/25/2023